JCI (London) Limited

(Registered in England)
Registration No 1410834 [redacted]

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

06016352

PECD/JAK

23 August 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

RECEIVED
2006 AUG 28 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **EBT Release – 05 July 2006**
2. **EBT Release – 05 July 2006**
3. **SABMiller plc AGM Trading Statement – 28 July 2006**
4. **SABMiller plc Results of Polls taken at AGM – 28 July 2006**
5. **SABMiller announces an Executive Appointment, Company Secretary and General Counsel – 31 July 2006**
6. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 31 July 2006**
7. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 03 August 2006**
8. **SABMiller acquires Foster's India – 04 August 2006**
9. **SABMiller announces Australian Joint Venture – 10 August 2006**
10. **Completion of McKenzie River transaction – 14 August 2006**

Cont./...2

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

11. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 15 August 2006**
12. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 18 August 2006**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RNS Number:7080F
SABMiller PLC
05 July 2006

SABMiller plc

Notification of Transactions of Directors/PDMR's in accordance with DR3.1R

Notification of directors' interests: Companies Act 1985 s239

EBT Release

The independent trustee of the SABMiller plc Employees' Benefit Trust (the "EBT"), notified the company on 3 July 2006 that it had on 20 June 2006 exercised its discretion and released 525,601 ordinary shares in SABMiller plc to directors and persons exercising managerial responsibility (PDMR's) participating in the Performance Share Award Scheme. These shares relate to conditional awards made on 23 May 2003 to the directors and PDMRs named below.

The shares were released in line with the Remuneration Committee's decision on 16 May 2006 that all 525,601 performance shares would vest in full on the third anniversary date of the award, having achieved the TSR performance condition and recognising that all the persons named below would still be in service on the anniversary date.

Name of Directors and PDMR's	Shares released to Director/PDMR	Shares sold to meet PAYE and NIC liability (where applicable)	Shares retained by Director/PDMR	Revised Total Beneficial holdi following EBT release and sal
E.A.G. Mackay	163,860	69,638	94,222	394,47
M.I. Wyman	76,669	32,584	44,085	359,98
N. J. Adami	93,536	41,885	51,651	159,031
A.J. Clark	40,707	16,878	23,829	30,87(
S. Clark	36,079	15,333	20,746	20,74
J. Nel	40,589	17,250	23,339	33,71
A.C. Parker	34,997	14,511	20,486	87,68(
C.A. van Kralingen	39,164	16,239	22,925	22,92

Price per share for shares sold: £9.85
Date of sale: 20 June 2006
Date company informed of sale: 3 July 2006

The shares sold on behalf of the directors and PDMR's to meet PAYE and NIC liability (where applicable) were purchased by the EBT. Following these transactions, the EBT holds a total of 3,171,234 ordinary shares in SABMiller plc in which certain senior employees including the following directors and PDMR's have an interest as potential beneficiaries: Mr E.A.G. Mackay, Mr. M.I. Wyman, Mr. N. J. Adami, Ms. S. Clark, Dr. A.J. Clark, Mr. J. Nel, Mr. A. C. Parker, Mr. A.O.C. Tonkinson, Mr. C.A. van Kralingen, Mr. M. Sherrington, Mr. B.J.K. Smith and *Mr. J. Davidson.

*PDMR designate

A.O.C. Tonkinson
Company Secretary

END

RDSILFILDDIEIIR

REG-SABMiller PLC EBT Release
Released: 05/07/2006

RNS Number:7080F
SABMiller PLC
05 July 2006

SABMiller plc

Notification of Transactions of Directors/PDMR's in accordance with DR3.1R

Notification of directors' interests: Companies Act 1985 s239

EBT Release

The independent trustee of the SABMiller plc Employees' Benefit Trust (the "EBT"), notified the company on 3 July 2006 that it had on 20 June 2006 exercised its discretion and released 525,601 ordinary shares in SABMiller plc to directors and persons exercising managerial responsibility (PDMR's) participating in the Performance Share Award Scheme. These shares relate to conditional awards made on 23 May 2003 to the directors and PDMRs named below.

The shares were released in line with the Remuneration Committee's decision on 16 May 2006 that all 525,601 performance shares would vest in full on the third anniversary date of the award, having achieved the TSR performance condition and recognising that all the persons named below would still be in service on the anniversary date.

Name of Directors and PDMR's	Shares released to Director/PDMR	Shares sold to meet PAYE and NIC liability (where applicable)	Shares retained by Director/PDMR	Revised Total Beneficial holdi following EBT release and sale
E.A.G. Mackay	163,860	69,638	94,222	394,473
M.I. Wyman	76,669	32,584	44,085	359,983
N. J. Adami	93,536	41,885	51,651	159,031
A.J. Clark	40,707	16,878	23,829	30,870
S. Clark	36,079	15,333	20,746	20,746
J. Nel	40,589	17,250	23,339	33,718
A.C. Parker	34,997	14,511	20,486	87,680
C.A. van Kralingen	39,164	16,239	22,925	22,925

Price per share for shares sold: £9.85
Date of sale: 20 June 2006
Date company informed of sale: 3 July 2006

The shares sold on behalf of the directors and PDMR's to meet PAYE and NIC liability (where applicable) were purchased by the EBT. Following these transactions, the EBT holds a total of 3,171,234 ordinary shares in SABMiller plc in which certain senior employees including the following directors and PDMR's have an interest as potential beneficiaries: Mr E.A.G. Mackay, Mr. M.I. Wyman, Mr. N. J. Adami, Ms. S. Clark, Dr. A.J. Clark, Mr. J. Nel, Mr. A. C. Parker, Mr. A.O.C. Tonkinson, Mr. C.A. van Kralingen, Mr. M. Sherrington, Mr. B.J.K. Smith and *Mr. J. Davidson.

*PDMR designate

A.O.C. Tonkinson
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSILFILDDIEIIR

RNS Number:8887G
SABMiller PLC
28 July 2006

SABMiller plc AGM Trading Statement

London and Johannesburg, 28 July 2006. At the Annual General Meeting of SABMiller plc (SABMiller) today, Graham Mackay, chief executive, commented on the group's performance for the three months ended 30 June 2006. The calculation of the organic growth rates included below excludes volumes for South America which became part of the group in October 2005.

Mr Mackay said: "The group continues to make progress, in line with expectations at the time of our preliminary results announcement in May of this year, with first quarter organic lager volumes for the group growing by 7%.

"In South Africa, lager volumes were up 3%, benefiting from the inclusion of an Easter trading period in the first quarter, and our premium brand portfolio continues to show strong growth. Soft drink volumes grew by some 4%.

"In South America, the integration and investment programmes are proceeding as planned. Buoyant trading conditions were experienced across the region and excellent volume performances were recorded by all of our operations, leading to a 9% growth in lager volumes over the prior year on a pro forma basis. In Peru, the market continues to grow strongly in a competitive pricing environment. Both soft drink and beer volumes in Central America were up by 9%, reflecting effective sales and marketing activities.

"Our Europe business once again performed strongly and produced good results with organic lager volume growth of 6% reflecting the benefits of increased marketing investment and enhanced sales initiatives, particularly in Poland and Russia.

"In North America, Miller's US domestic sales to retailers (STRs) decreased by 2.4% compared to the prior year, and Miller Lite brand volumes were level. The trading environment remains highly competitive.

"The Africa & Asia business achieved excellent organic growth of some 19% in lager volumes, with China continuing to record strong growth across all regions. In Africa (excluding Zimbabwe), lager volumes grew by almost 4%, with good performances in Mozambique and Uganda offset somewhat by Botswana, where disposable incomes remain under pressure.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

END

TSTILFSIDIITFIR

REG-SABMiller PLC Result of AGM
Released: 28/07/2006

RNS Number:9217G
SABMiller PLC
28 July 2006

SABMILLER PLC

28 July 2006 The board of SABMiller plc announces the results of the polls taken on all resolutions at the Annual General Meeting of the Company, held earlier today. All resolutions were approved by substantial majorities ranging from 97.25% to 99.99%. Full details of the poll results are set out below and will also be available on the Company's website: www.sabmiller.com

	Resolution	VOTES FOR	% FOR*	VOTES AGAINST
1	To receive and adopt the financial statements for the year ended 31 March 2006, together with the reports of the directors and auditors therein.	1,183,414,363	97.75	27,216,725
2	To receive and, if thought fit, to approve the Directors' Remuneration Report 2006 contained in the Annual Report for the year ended 31 March 2006.	1,172,381,996	97.70	27,553,942
3	To elect Mr C A Perez Davila as a director of the Company, following his appointment by the directors.	1,188,020,487	99.67	3,883,188
4	To elect Mr A Santo Domingo Davila, as a director of the Company, following his appointment by the directors.	1,188,021,804	99.67	3,875,888
5	To elect Ms ME Doherty, as a director of the Company, following her appointment by the directors.	1,214,954,937	99.84	1,922,310
6	To re-elect Mr G C Bible, who retires by rotation, as a director of the Company.	1,188,507,154	99.72	3,382,800
7	To re-elect Ms N J De Lisi, who retires by rotation, as a director of the Company.	1,106,295,759	98.25	19,669,551
8	To re-elect Lord Fellowes, who retires by rotation, as a director of the Company.	1,196,649,274	99.80	2,440,620
9	To re-elect Lord Renwick, who retires by rotation, as a director of the Company.	1,182,136,845	99.18	9,764,296
10	To declare a final dividend of 31 US cents per share.	1,219,882,636	99.99	53,416
11	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting.	1,190,046,105	97.94	25,045,020
12	To authorise the directors to determine the remuneration of the auditors.	1,212,582,789	99.75	3,094,149
13	To give a general power and authority to the directors under section 80 of the Companies Act	1,182,615,370	97.25	33,475,805

1985 to allot relevant securities.

14	To give a general power and authority to the directors under Section 89 of the Companies Act 1985 to allot ordinary shares for cash otherwise than pro rata to all shareholders.	1,186,464,889	97.49	30,567,767
15	To give a general authority to the directors to make market purchases of ordinary shares of US$0.10 each in the capital of the Company.	1,219,416,446	99.98	234,722
16	To approve the Contingent Purchase Contract.	1,216,667,536	99.98	246,743

*Votes 'FOR' include those votes giving the Chairman discretion

** The votes 'Withheld' are not counted towards the votes cast at the Annual General Meeting.

Full details of the resolutions were set out in the Notice of Annual General Meeting, dated 5 June 2006.

Resolutions 1 to 13 were ordinary resolutions, requiring more than 50% of shareholders' votes to be for the resolutions.

Resolutions 14, 15 and 16 were special resolutions, requiring at least 75% of shareholders' votes to be for the resolutions.

Copies of all the resolutions passed, other than ordinary business, have been submitted to the UK Listing Authority ("UKLA") and will soon be available for inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS

A.O.C. Tonkinson, Group Secretary:
Tel: 020 7659 0118

END

RAGBUGDRGBDGGLI

RNS Number:9686G
SABMiller PLC
31 July 2006

SABMILLER ANNOUNCES AN EXECUTIVE APPOINTMENT

COMPANY SECRETARY AND GENERAL COUNSEL

London and Johannesburg, 31 July 2006. Following the Company's announcement on 26 May 2006, the Board confirms that Mr. John Davidson is appointed Company Secretary of SABMiller plc from 1 August 2006, in place of Mr. Andrew O C Tonkinson who is retiring on 31 July 2006.

By order of the Board
AOC Tonkinson
Company Secretary
SABMiller plc

Ends

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on www.sabmiller.com

Enquiries:

	SABMiller plc Tel: +44 20 7659 0100	
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172
	Lovells	
Chris Hinze	Head of Public Relations	Tel: +44 20 7296 2745

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and

words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

COSILFSIDVILVIR

RNS Number:9864G
SABMiller PLC
31 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person dischа managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MR. MI WYMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates only to person named at 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates only to person named at 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MI WYMAN	2,000
MRS Wyman	224
Greenwood Nominees	193,463
The Malcolm Wyman Family Trust	173,300
TOTAL	368,987

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

299,141 ORDINARY US$0.10 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01995%

11. Number of shares, debentures or financial instruments relating to shares disposed

299,141 ORDINARY US$0.10 SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.01995%

13. Price per share or value of transaction

(i) Exercise of 60,463 options @ £4.85 per share
(ii) Exercise of 85,341 options @ £4.11 per share
(ii) Exercise of 153,337 options @ £4.1575 per share
(iv) Following exercise, sale of 299,141 shares @ £10.5022 per share

14. Date and place of transaction

28 july 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

368,987 0.0246%

16. Date issuer informed of transaction

31 JULY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

HOLLY RICHARDS +44 (0) 1483 264 269

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW Tonkinson, Company Secretary

Date of notification

31 JULY 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEADXFDADKEFE

RECEIVED
2006 AUG 28 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:1961H
SABMiller PLC
03 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

Mr CA VAN KRALINGEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED IN 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

98,520

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0065%

11. Number of shares, debentures or financial instruments relating to shares disposed

98,520

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0065%

13. Price per share or value of transaction

i) Exercise of 12,989 options at £5.17 per share

ii) Exercise of 24,331 options at £4.11 per share

iii) Exercise of 31,200 options at £5.16 per share

iv) Exercise of 30,000 options at £5.705 per share

v) Sale of 98,520 shares at £10.558519 per share

14. Date and place of transaction

2 August, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,925 0.0015%

16. Date issuer informed of transaction

2 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Sarah Waine 01483 264269

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON
COMPANY SECRETARY

Date of notification

3 August 2006

END

END

RDSEAFPDEAXKEFE

RNS Number:2420H
SABMiller PLC
04 August 2006

SABMILLER ACQUIRES FOSTER'S INDIA

London and Johannesburg, 4 August 2006. SABMiller plc, one of the world's leading brewers, today announces it has entered into an agreement to acquire a 100% interest in Foster's India for a consideration of US$120 million on a cash-free debt-free basis, subject to certain conditions being fulfilled. Under the terms of the agreement, SABMiller will assume ownership of all Foster's assets in India including the Foster's brand in the territory.

Foster's India currently operates one brewery based in Aurangabad in the state of Maharashtra with a licenced annual capacity of 350,000 hectolitres. The company produces, distributes and supports Foster's Lager, Amberro Mild and Amberro Strong beer brands in the Indian market. In the year ended 30 June 2006, total beer sales were 236,000 hectolitres (2005: 209,000 hl) with Foster's Lager representing 88% of total production and sales (2005: 85%).

India is the third largest market for the Foster's brand globally and it has achieved a CAGR of 13% since operations commenced in 1998. It has a presence in 19 Indian states and has a substantial share of the mild beer segment in the strategic state of Maharashtra.

SABMiller India will look to extend Foster's Lager nationally through its network of ten breweries and seek significant cost benefits from brewing and distributing the brand locally. The Aurangabad brewery will also provide additional capacity for SABMiller's presence in Maharashtra as well as a platform for access to the Mumbai market.

SABMiller India is the subcontinent's second largest brewer. Its brand portfolio includes Royal Challenge, Haywards 5000, Castle and the recently launched Haywards Black, India's first stout beer.

Commenting on the acquisition, Andre Parker, Managing Director of SABMiller Africa and Asia, said:

"This transaction enhances our existing portfolio in India and provides us with an exciting opportunity to further increase our premium brand offering. The acquisition also supplies much needed capacity to fuel the strong growth we have experienced so far this year.

"With SABMiller's extensive footprint throughout the subcontinent, complemented by Foster's share of Maharashtra and the important Mumbai market, India remains a principal growth market for SABMiller."

Trevor O'Hoy, President and Chief Executive Officer of Foster's Group, said:

"This is an outstanding deal for Foster's Group, struck with one of our most important long-term partners. While the Foster's brand has enjoyed great success in India, the opportunity for us to continue to grow the brand profitably from a small production and distribution base, in a challenging market structure, was limited.

"The value we have achieved through the outright sale of the Foster's brand, together with the brewery and local brands, far outweighs the potential future value of retaining Foster's and continuing to own and operate the business, or pursuing a licence agreement."

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's

brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Foster's Group Limited

Foster's Group is a leading global drinks company, with a portfolio of wine, beer, spirits, ready-to-drinks, ciders, and non-alcohol brands. Based in Melbourne, Australia and listed on the Australian Stock Exchange, Foster's Group is the global leader in premium wine, and has Australia's leading portfolio of alcohol brands.

With an approximate market capitalisation of US$8 billion and annual revenues of US$4 billion annually, Foster's Group employs over 10,000 people in production, sales and marketing offices in Australia, North America, Europe, and Asia.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

ACQILFSTTDIVIIR

RNS Number:4677H
SABMiller PLC
10 August 2006

SABMILLER ANNOUNCES AUSTRALIAN JOINT VENTURE

London and Johannesburg, 10 August 2006. SABMiller plc, one of the world's leading brewers, today announces that it has entered into a joint venture with Coca-Cola Amatil (CCA) to import, market and distribute SABMiller's international premium brands in Australia.

Under the terms of the agreement, SABMiller and CCA will each hold a 50% interest in the joint venture, which will be known as Pacific Beverages Pty Ltd. The joint venture will combine SABMiller's marketing expertise with CCA's comprehensive sales and distribution infrastructure to sell Peroni Nastro Azzurro, Pilsner Urquell and Miller Genuine Draft alongside CCA's existing non-alcoholic beverage portfolio.

The joint venture, which is expected to be operational by Christmas 2006 following the fulfilment of certain conditions, will be headed by Ari Mervis, formerly Managing Director of SABMiller's Russian operations. During the four years under Mr Mervis' leadership, the Russian business grew beer volumes by more than 150% resulting in SABMiller holding the leading position in the international premium sector of this highly competitive market.

CCA is the largest non-alcoholic beverage company in the Asia-Pacific region and one of the world's leading Coca-Cola bottlers, with operations in six countries.

The premium beer market in Australia has grown by 15 percent per annum over the past five years, driven specifically by international imported premium brands. This transaction reflects SABMiller's continued strategy to invest in its international brand portfolio and expand into growth markets.

Andre Parker, Managing Director of SABMiller Africa and Asia said:

"We are delighted to partner with CCA in growing our premium beer business in Australia, as we believe that our joint expertise in the beverage industry will give us the necessary foundation to be a significant player in this segment.

"We believe there is enormous potential to grow the premium beer market in Australia for the Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell brands, and look forward to working with our partner to build Pacific Beverages into a formidable contender in this category."

Commenting on the transaction, Terry Davis, Managing Director of CCA Group said:

"Both SABMiller and CCA own, market and distribute many of the world's premium beverage brands. When they are combined with SABMiller's world-class marketing capabilities and CCA's strong customer relationships, sales force and distribution capabilities, you have a very solid platform to expand the premium beer offering in the Australian market.

"Over the past three years, CCA's beverage sales to the hotel, restaurant and cafe channel have grown considerably and are now a significant contributor to the Australian beverage business' earnings.

"We are very confident the addition of the international premium beer brands to the stable will lead to further opportunities to expand our existing customer relationships."

Any profits are likely to be re-invested by the new venture into the business over the first few years to build long-term sustainable brand equity.

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Coca-Cola Amatil

Coca-Cola Amatil ('CCA') is the largest non-alcoholic beverage company in the Asia-Pacific region and one of the world's largest Coca-Cola bottlers. It operates across six countries - Australia, New Zealand, Indonesia, South Korea, Fiji and Papua New Guinea - and has a diversified portfolio of products Including water, sports drinks, fruit juices, coffee, iced teas and packaged ready-to-eat fruit and vegetable products.

CCA's group revenue in 2005 was AUSD $4 billion and EBIT was AUSD $570.6 million. CCA produced 639 million unit cases of beverages across the group in 2005. It currently employs 19,000 people and has 37 manufacturing locations across its regions

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Rachel Kentleton Rachel Whittaker	Investor Relations	Tel: +44 20 7659 0113 Tel: +44 20 7659 0188
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

JVEKGGGRDLNGVZM

REG-SABMiller PLC McKenzie River Completion
Released: 14/08/2006

RNS Number:6054H
SABMiller PLC
14 August 2006

Completion of McKenzie River transaction

London and Johannesburg, 14 August 2006. SABMiller plc ("SABMiller") today announces the completion of the acquisition of the Sparks and Steel Reserve brands from U.S. contract brewing partner McKenzie River Corporation ("McKenzie River"). Following approval from U.S. antitrust authorities, SABMiller assumes the ownership of the brands and related trademarks for the caffeinated malt beverage franchise Sparks and leading high gravity lager Steel Reserve.

SABMiller will continue to work with McKenzie River to develop new products.

Tom Long, President and CEO of Miller Brewing Company, said:

"We acquired these two fast growing brands to improve our portfolio mix and increase our overall profitability. Importantly the new product development relationship with McKenzie River president Minott Wessinger will further expand our innovation capability and expertise."

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

ACQGUUWGRUPQUBC

REG-SABMiller PLC Director/PDMR Shareholding
Released: 15/08/2006

RNS Number:6820H
SABMiller PLC
15 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR B.J.K. SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED 15,719

8 State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

10,000 @ R50.43

14. Date and place of transaction

14 AUGUST 2006, JOHANNESBURG

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 26,719

PERCENTAGE: DE MINIMIS

16. Date issuer informed of transaction

14 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS TEL: 01483 264 038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, COMPANY SECRETARY

Date of notification

15 AUGUST 2006
END

END

RDSEAAPSFAXKEFE

RNS Number:8286H
SABMiller PLC
18 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) *An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.*
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR A.C. PARKER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED 91,360

8 State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

11,184

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

11,184 @ £10.715 EACH

14. Date and place of transaction

17 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 80,176

PERCENTAGE: DE MINIMIS

16. Date issuer informed of transaction

17 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS TEL: 01483 264 000

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, COMPANY SECRETARY

Date of notification

18 AUGUST 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEANPPFLFKEEE